EXHIBIT 99.1

FOURTH QUARTER 2010
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS 2010 AND FOURTH QUARTER RESULTS

All amounts are in Canadian dollars unless otherwise noted and are based on our audited annual and unaudited interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Our 2010 Annual Report to Shareholders (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2010 Annual Information Form and our Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, December 3, 2010 – Royal Bank of Canada (RY on TSX and NYSE) reported net income of $5.2 billion (Diluted earnings per share (EPS) of $3.46) for the year ended October 31, 2010, up $1.4 billion or 35% from a year ago. Results in the current year include a $116 million loss on the announced sale of Liberty Life Insurance Company (Liberty Life) and our 2009 results included a $1 billion goodwill impairment charge.

Earnings excluding the above items(1) , were up $481 million, or 10%, driven by record earnings in Canadian Banking and solid business growth in Wealth Management and Insurance. In Capital Markets, trading revenue was down from strong levels in the prior year, while increased deal activity drove higher revenues in our investment banking businesses. Additionally, provision for credit losses (PCL) was lower reflecting stabilizing asset quality. The strengthening of the Canadian dollar in the current year had a significant impact on our financial results, reducing revenue by $1,180 million, net income by $150 million and diluted EPS by $0.10.

“RBC once again demonstrated the power of our diversified business model, delivering strong earnings of $5.2 billion in a year characterized by economic, regulatory and market uncertainty,” said Gordon M. Nixon, RBC President and CEO, “We continue to extend our leading market positions and grow our businesses in Canada and globally by focusing on serving our clients’ needs.”

2010 compared to 2009

•    Net income of $5,223 million (up from $3,858 million)

•    Diluted EPS of $3.46 (up from $2.57)

•    Return on common equity (ROE) of 14.9% (up from 11.9%)

•    Tier 1 capital ratio of 13%

2010 compared to 2009, excluding the loss on Liberty Life and the goodwill impairment charge (1)
• Net income of $5,339 million (up from $4,858 million) • Diluted EPS of $3.54 (up from $3.28) • ROE of 15.3% (up from 14.9%)

2010 Business Segment Performance

Canadian Banking net income was $3,044 million, up $381 million or 14% from last year, reflecting revenue growth in all businesses and lower PCL. These results were driven by strong volume growth in home equity and personal deposit products, increased credit card transaction volumes and higher mutual fund distribution fees. Higher pension and performance-related compensation expense and increased costs supporting business growth partially offset the increase.

“Canadian Banking underpinned our results with record earnings this year. We are extending our leadership position and making the necessary investments to drive further operational efficiencies and improve the client experience,” Nixon said.

Wealth Management net income was $669 million, up $86 million, or 15% from the prior year, mainly due to higher average fee-based client assets and higher transaction volumes as market conditions improved. Favourable income tax adjustments in the current year also contributed to the increase, while spread compression and the impact of the stronger Canadian dollar partially offset the increase.

“In Wealth Management, we are extending our leadership position in Canada, leveraging our position in the U.S. as the sixth largest full-service wealth manager and expanding our presence in targeted international markets to solidify our position as a global leader in wealth and asset management. Our agreement to acquire BlueBay Asset Management highlights our strategic focus on growing our Global Asset Management business,” Nixon said.

Insurance net income was $405 million, down $91 million, or 18% from last year largely reflecting the $116 million loss on Liberty Life. Excluding this loss(1), net income was $521 million, up $25 million, or 5% driven by favourable actuarial adjustments, higher net investment gains, our ongoing focus on cost management and volume growth. These factors were partially offset by higher claims and unfavourable life policyholder experience.

“Our insurance business complements our retail product offering by providing innovative and effective solutions to both our Canadian Banking and Wealth Management clients,” Nixon said.

International Banking net loss of $317 million compares to a net loss of $1,446 million last year, mainly reflecting the goodwill impairment charge in the prior year. Lower PCL in our U.S. banking loan portfolio and the impact of a stronger Canadian dollar also contributed to the lower loss. These factors were partially offset by higher losses on our available for sale (AFS) securities.

“In International Banking, our U.S. retail bank continues to be challenged by weak economic and credit conditions and we remain focused on restoring its operating performance and returning to profitability,” Nixon said.

(1)	Measures excluding the loss on Liberty Life and the goodwill impairment charge are non-GAAP measures. See page 10 of this release for more information and reconciliations.

Capital Markets net income was $1,647 million, down $121 million, or 7% from last year, as trading revenue was impacted by lower client volumes and tighter credit spreads. The impact of a stronger Canadian dollar also contributed to the decrease. Losses on certain market and credit related items this year were significantly lower than our market environment-related losses in the prior year. Lower PCL and strong growth in our investment banking businesses also partially offset the decrease.

“In Capital Markets, our strategic focus on business and geographic diversity allowed us to take advantage of global opportunities and deliver another year of solid earnings. Although trading results were impacted by unfavourable economic and market conditions in the latter half of the year, our investment banking businesses delivered strong results across all products and geographies,” Nixon said.

Q4 2010 Business Segment Performance

“We continue to execute on opportunities to grow our franchises both in Canada and globally,” Nixon said. “Over the quarter, we reinvested across all segments to further build on our strong market positions and drive operational efficiencies.”

Fourth quarter 2010 compared to fourth quarter 2009 • Net income of $1,121 million (down from $1,237 million) • Diluted EPS of $.74 (down from $.82) • ROE of 12.3% (down from 14.7%)	Fourth quarter 2010 compared to fourth quarter 2009, excluding the loss on Liberty Life (1)
• Net income of $1,237 million (flat compared to the prior year) • Diluted EPS of $.82 (flat compared to the prior year) • ROE of 13.7% (down from 14.7%)

Q4 2010 vs. Q4 2009

Fourth quarter net income of $1,121 million was down $116 million, or 9% from the prior year. Excluding the $116 million loss on Liberty Life, earnings were flat. We had solid volume growth in Canadian Banking, favourable actuarial adjustments in Insurance, higher average fee-based client assets in Wealth Management and lower PCL. Losses on certain market and credit related items this year were significantly lower than our market environment-related losses in the prior year. These factors were offset by lower trading revenue, increased expenses and the impact of the stronger Canadian dollar.

The increase in non-interest expense over last year was primarily driven by higher initiative and marketing costs and the full quarter impact of the harmonized sales tax (HST). In addition, the prior year included a year-end adjustment that lowered variable compensation in Capital Markets. The savings from our ongoing focus on cost management were reinvested into new initiatives and infrastructure to drive future business growth and efficiencies.

Q4 2010 vs. Q3 2010

Fourth quarter net income of $1,121 million was down $155 million, or 12% from the prior quarter. Excluding the loss on Liberty Life, earnings were down 3% from the prior quarter as higher trading revenue in Capital Markets and solid volume growth in Canadian Banking and Wealth Management were more than offset by increased expenses.

Non-interest expense was up compared to the prior quarter, driven by higher staff costs, primarily due to higher variable compensation commensurate with improved results in Capital Markets, seasonally higher marketing spend, increased initiative spend and the full impact of the HST, partially offset by our ongoing focus on cost management.

Credit Quality

Total PCL in 2010 was $1.9 billion, down $1.6 billion from last year, reflecting stabilizing asset quality due to the general improvement in the global economic environment. Specific PCL of $1.8 billion decreased $1 billion mainly due to lower provisions in our corporate loan portfolio in Capital Markets and our residential builder finance portfolio in U.S. banking. We incurred a general provision of $26 million relating to our U.S. banking business, as compared to $589 million in the prior year.

In the current quarter, total PCL of $432 million decreased $451 million from last year and was flat from the prior quarter. Specific PCL decreased $299 million from last year and $9 million from last quarter. We incurred a general provision of $4 million this quarter as compared to $156 million last year and a credit of $5 million in the prior quarter.

(1)	Measures excluding the loss on Liberty Life and the goodwill impairment charge are non-GAAP measures. See page 10 of this release for more information and reconciliations.

SELECTED FINANCIAL AND OTHER HIGHLIGHTS
CONSOLIDATED RESULTS

Selected financial and other highlights

	As at or for the three months ended						For the year ended
(C$ millions, except per share, number of and percentage amounts)	October 31 2010		July 31 2010		October 31 2009		October 31 2010		October 31 2009
Total revenue	$7,202		$6,827		$7,459		$28,330		$29,106
Provision for credit losses (PCL)	432		432		883		1,861		3,413
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,423		1,459		1,322		5,108		4,609
Non-interest expense	3,818		3,377		3,606		14,393		14,558
Goodwill impairment charge	-		-		-		-		1,000
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	1,529		1,559		1,648		6,968		5,526
Net income	$1,121		$1,276		$1,237		$5,223		$3,858
Segments - net income (loss)
Canadian Banking	$765		$766		$717		$3,044		$2,663
Wealth Management	175		185		161		669		583
Insurance	27		153		104		405		496
International Banking	(157)		(76)		(125)		(317)		(1,446)
Capital Markets	373		201		561		1,647		1,768
Corporate Support	(62)		47		(181)		(225)		(206)
Net income	$1,121		$1,276		$1,237		$5,223		$3,858
Selected information
Earnings per share (EPS) - basic	$.74		$.85		$.83		$3.49		$2.59
- diluted	$.74		$.84		$.82		$3.46		$2.57
Return on common equity (ROE) (1)	12.3%		14.3%		14.7%		14.9%		11.9%
Return on risk capital (RORC) (1)	20.6%		24.3%		26.0%		25.4%		19.5%
Specific PCL as a % of average net loans and acceptances	0.57%		0.59%		1.00%		0.63%		0.97%
Gross impaired loans (GIL) as a % of loans and acceptances	1.65%		1.68%		1.86%		1.65%		1.86%
Capital ratios and multiples
Tier 1 capital ratio	13.0%		12.9%		13.0%		13.0%		13.0%
Total capital ratio	14.4%		14.2%		14.2%		14.4%		14.2%
Assets-to-capital multiple	16.5	X	16.5	X	16.3	X	16.5	X	16.3	X
Tier 1 common ratio (2)	9.8%		9.6%		9.2%		9.8%		9.2%
Selected balance sheet and other information
Total assets	$726,206		$704,424		$654,989		$726,206		$654,989
Securities	193,331		192,739		186,272		193,331		186,272
Loans (net of allowance for loan losses)	292,206		288,919		280,963		292,206		280,963
Derivative-related assets	106,246		96,436		92,173		106,246		92,173
Deposits	433,033		418,975		398,304		433,033		398,304
Average common equity (1)	34,000		33,500		31,600		33,250		30,450
Average risk capital (1)	20,350		19,800		17,900		19,500		18,600
Risk-weighted assets	260,456		258,766		244,837		260,456		244,837
Assets under management (AUM)	264,700		253,900		249,700		264,700		249,700
Assets under administration (AUA) - RBC	683,800		655,800		648,800		683,800		648,800
- RBC Dexia IS (3)	2,779,500		2,652,500		2,484,400		2,779,500		2,484,400
Common share information
Shares outstanding (000s) - average basic	1,422,565		1,421,777		1,413,644		1,420,719		1,398,675
- average diluted	1,434,353		1,434,379		1,428,409		1,433,754		1,412,126
- end of period	1,424,922		1,423,744		1,417,610		1,424,922		1,417,610
Dividends declared per share	$.50		$.50		$.50		$2.00		$2.00
Dividend yield (4)	3.8%		3.5%		3.7%		3.6%		4.8%
Common share price (RY on TSX) - close, end of period	$54.39		$53.72		$54.80		$54.39		$54.80
Market capitalization (TSX)	77,502		76,484		77,685		77,502		77,685
Business information (number of)
Employees: full-time equivalent (FTE)	72,126		71,972		71,186		72,126		71,186
Bank branches	1,762		1,756		1,761		1,762		1,761
Automated teller machines (ATMs)	5,033		5,048		5,030		5,033		5,030
Period average US$ equivalent of C$1.00 (5)	$.963		$.957		$.924		$.959		$.858
Period-end US$ equivalent of C$1.00	.980		.972		.924		.980		.924

(1)	Average common equity and return on common equity (ROE) are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity and Average Risk Capital. For further discussion on Average risk capital and Return on risk capital (RORC), refer to the Key performance and non-GAAP measure section.
(2)	For further discussion, refer to the Key performance and non-GAAP measures section on page 63 of our 2010 Annual Report to Shareholders.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(4)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(5)	Average amounts are calculated using month-end spot rates for the period.

BUSINESS SEGMENT RESULTS

CANADIAN BANKING

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2010	July 31 2010	October 31 2009
Net interest income	$1,934	$1,865	$1,811
Non-interest income	764	763	762
Total revenue	$2,698	$2,628	$2,573
PCL	$287	$284	$314
Non-interest expense	1,313	1,243	1,213
Net income before income taxes	$1,098	$1,101	$1,046
Net income	$765	$766	$717

Revenue by business
Personal Financial Services	$1,501	$1,421	$1,390
Business Financial Services	654	644	628
Cards and Payment Solutions	543	563	555

Selected average balances and other information
ROE	34.1%	34.7%	37.0%
RORC	44.4%	45.4%	50.5%
NIM (1)	2.75%	2.70%	2.74%
Specific PCL as a % of average net loans and acceptances	.41%	.41%	.48%
Operating leverage	(3.4)%	(0.4)%	5.6%
Average total earning assets (2)	$279,000	$274,400	$262,200
Average loans and acceptances (2)	276,800	271,700	258,800
Average deposits	197,400	193,000	182,700
AUA	148,200	141,100	133,800
(1)	Calculated as Net interest income divided by Average total earning assets.
(2)	Includes average securitized residential mortgage and credit card loans for the three months ended October 31, 2010, of $37 billion and $3 billion, respectively (July 31, 2010 – $37 billion and $4 billion; October 31, 2009 – $37 billion and $4 billion).

Q4 2010 vs. Q4 2009

Net income increased $48 million, or 7% compared to the prior year, driven by revenue growth across all businesses and lower PCL, partially offset by higher costs in support of business growth.

Total revenue increased $125 million, or 5% from last year, largely reflecting solid growth in personal deposits, home equity products, higher credit card transaction volumes and mutual fund balances. The prior year had a gain of $18 million on the sale of a portion of our remaining Visa Inc. IPO shares.

PCL decreased $27 million, or 9% mainly due to lower loss rates in our credit card and unsecured personal loan portfolios.

Non-interest expense increased $100 million, or 8% driven by higher operational costs in support of business growth, an increase in marketing costs and higher staff costs mainly related to pension and performance related compensation. The introduction of the HST in Ontario and British Columbia also contributed to the increase.

Q4 2010 vs. Q3 2010

Net income was flat from last quarter as solid volume growth and improved spreads were offset by higher non-interest expense due to seasonally higher marketing spend and higher operational costs in support of business growth.

PCL of $287 million increased $3 million over last quarter mainly due to higher provisions in our personal portfolios which were largely offset by lower write-offs in our card portfolio.

WEALTH MANAGEMENT

	As at or for the three months ended
(C$ millions, except number of and percentage amounts)	October 31 2010	July 31 2010	October 31 2009
Net interest income	$80	$75	$85
Non-interest income
Fee-based revenue	615	594	572
Transaction and other revenue	410	375	417
Total revenue	$1,105	$1,044	$1,074
PCL	$-	$3	$-
Non-interest expense	$855	$806	$841
Net income before income taxes	$250	$235	$233
Net income	$175	$185	$161
Revenue by business
Canadian Wealth Management	$384	$354	$360
U.S. & International Wealth Management	534	505	545
U.S. & International Wealth Management (US$ millions)	515	483	504
Global Asset Management	187	185	169
Selected other information
ROE	18.7%	19.9%	15.8%
RORC	70.9%	75.9%	53.3%
Pre-tax margin (1)	22.6%	22.5%	21.7%
Number of advisors (2)	4,299	4,388	4,504
AUA - Total	$521,600	$501,000	$502,300
- U.S. & International Wealth Management (US$ millions)	322,100	308,000	303,300
AUM	261,800	251,100	245,700

		For the three months ended
Estimated impact of US$ translation on key income statement items		Q4 2010 vs. Q3 2010	Q4 2010 vs. Q4 2009
Impact on income increase (decrease):
Total revenue		$(5)	$(20)
Non-interest expense		5	15
Net income		-	(5)
Percentage change in average US$ equivalent of C$1.00		1%	4%

(1)	Defined as net income before income taxes divided by total revenue.
(2)	Represents client-facing advisors across all our wealth management businesses.

Q4 2010 vs. Q4 2009

Net income of $175 million increased $14 million, or 9% from the prior year mainly due to higher average fee-based client assets, partially offset by the impact of a stronger Canadian dollar.

Total revenue increased $31 million, or 3% mainly due to higher average fee-based client assets resulting from capital appreciation and higher gains on our stock-based compensation plan in our U.S. brokerage business. These factors were partially offset by the impact of a stronger Canadian dollar, lower transaction volumes and higher fee waivers largely on U.S. money market funds.

Non-interest expense increased $14 million, or 2% mainly due to higher variable compensation driven by higher commission-based revenue and the increase in the fair value of our earned compensation liability related to our U.S. stock-based compensation plan. These factors were largely offset by the impact of the stronger Canadian dollar.

Q4 2010 vs. Q3 2010

Net income of $175 million decreased $10 million, or 5% from the prior quarter as the prior quarter had a favourable accounting impact of $26 million ($24 million after-tax) and a favourable income tax adjustment. The current quarter had higher transaction volumes and average fee-based client assets reflecting improved market conditions, and a gain, compared to a loss in the prior quarter, on our stock-based compensation plan in our U.S. brokerage business and higher costs in support of business growth.

INSURANCE

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2010	July 31 2010	October 31 2009
Non-interest income
Net earned premiums	$1,127	$1,257	$1,098
Investment income (1)	516	454	396
Fee income	67	48	71
Other (2)	(116)	-	-
Total revenue	$1,594	$1,759	$1,565
Insurance policyholder benefits and claims (1)	$1,253	$1,272	$1,167
Insurance policyholder acquisition expense	170	187	155
Non-interest expense	145	142	145
Net income before income taxes	$26	$158	$98
Net income	$27	$153	$104

Revenue by business
Canadian Insurance	$832	$724	$677
U.S. Insurance	321	517	489
U.S. Insurance (US$ millions)	304	494	452
International & Other Insurance	441	518	399

Selected other information
ROE	6.6%	37.0%	32.3%
RORC	7.5%	41.5%	37.7%
Premiums and deposits (3)	$1,430	$1,574	$1,388
Fair value changes on investments backing policyholder liabilities (1)	324	230	229

		For the three months ended
Estimated impact of US$ and British pound translation on key income statement items		Q4 2010 vs. Q3 2010	Q4 2010 vs. Q4 2009
Impact on income increase (decrease):
Total revenue		$-	$(25)
PBCAE		-	20
Non-interest expense		-	-
Net income		-	(5)
Percentage change in average US$ equivalent of C$1.00		1%	4%
Percentage change in average British pound equivalent of C$1.00		(3)%	8%

(1)	Investment income can experience volatility arising from quarterly fluctuation in the fair value of held-for-trading (HFT) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently, changes in fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Relates to the loss on the announced sale of Liberty Life.
(3)	Includes premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Q4 2010 vs. Q4 2009

Net income of $27 million decreased $77 million from last year. Excluding the loss on Liberty Life of $116 million, net income was $143 million(1) , up $39 million due to favourable actuarial adjustments.

Total revenue increased $29 million, or 2%. Excluding the Liberty Life loss of $116 million, revenue was $1,710 million(1), up $145 million, or 9%, primarily due to the change in fair value of investments backing our life and health policyholder liabilities which were largely offset in policyholder benefits, claims and acquisition expense (PBCAE). Volume growth across all businesses and higher investment gains in the current quarter also contributed to the increase.

PBCAE increased $101 million, mainly reflecting the change in fair value of investments and higher cost commensurate with volume growth, partially offset by favourable actuarial adjustments reflecting management actions and assumption changes.

Non-interest expense was flat reflecting higher costs in support of volume growth, offset by our ongoing focus on cost management.

Q4 2010 vs. Q3 2010

Net income of $27 million decreased $126 million from the last quarter. Excluding the loss on Liberty Life, net income was $143 million(1), down $10 million reflecting the impact of a new UK annuity arrangement in the prior quarter and lower investment gains, partially offset by lower claims costs, largely in our reinsurance businesses in the current quarter.

(1)	Results excluding the loss on Liberty Life are non-GAAP measures. See page 10 of this release for more information.

INTERNATIONAL BANKING

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2010	July 31 2010	October 31 2009
Net interest income	$356	$340	$391
Non-interest income	165	224	193
Total revenue	$521	$564	$584
PCL	$191	$192	$229
Non-interest expense	561	524	556
Net (loss) before income taxes and NCI in subsidiaries	$(231)	$(152)	$(201)
Net (loss)	$(157)	$(76)	$(125)

Revenue by business
Banking (1)	$350	$393	$422
RBC Dexia IS (1)	171	171	162

Selected average balances and other information
ROE	(9.7)%	(5.3)%	(8.3)%
RORC	(20.8)%	(11.5)%	(19.4)%
Specific PCL as a % of average net loans and acceptances	2.63%	2.59%	2.80%
Average loans and acceptances	$28,900	$29,400	$32,400
Average deposits	45,700	46,200	48,200
AUA - RBC (2)	7,800	7,900	7,700
- RBC Dexia IS (3)	2,779,500	2,652,500	2,484,400
AUM - RBC (2)	2,600	2,600	3,800

		For the three months ended
Estimated impact of US$, Euro and TTD translation on key income statement items		Q4 2010 vs. Q3 2010	Q4 2010 vs. Q4 2009
Impact on income increase (decrease) :
Total revenue		$10	$(30)
PCL		-	5
Non-interest expense		(10)	35
Net income		-	5
Percentage change in average US$ equivalent of C$1.00		1%	4%
Percentage change in average Euro equivalent of C$1.00		(6)%	13%
Percentage change in average TTD equivalent of C$1.00		1%	5%

(1)	RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT, reported on a one-month lag.
(3)	Represents the total AUA of the RBC Dexia IS joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Q4 2010 vs. Q4 2009

Net loss of $157 million compares to a net loss of $125 million a year ago. The higher net loss mainly reflected higher losses on foreclosed assets in U.S. banking and on AFS securities, partially offset by a decrease in PCL.

Total revenue decreased $63 million, or 11%, primarily due to higher losses on foreclosed assets as a result of the challenging market environment, the impact of the stronger Canadian dollar and higher losses in our AFS portfolio. We had a provision related to the restructuring of certain Caribbean banking mutual funds in the prior year.

PCL decreased $38 million, or 17%, largely as a result of lower provisions in U.S. banking, primarily in the residential builder finance portfolio which offset increased provisions in the commercial portfolio in Caribbean banking.

Non-interest expense increased $5 million, or 1%. The increase was due to higher staff costs including higher pension and benefits and increased infrastructure investments in Caribbean banking, largely offset by the impact of the stronger Canadian dollar and our continued focus on cost management in our U.S. banking business.

Q4 2010 vs. Q3 2010

Net loss of $157 million compares to a net loss of $76 million last quarter. The higher net loss mainly reflected increased losses on foreclosed assets in U.S. banking, higher staff costs including higher pension and benefits and infrastructure investments in Caribbean banking.

PCL of $191 million was flat compared to the prior quarter as lower provisions, primarily in the U.S. residential builder finance portfolio, were offset by higher provisions mainly in the commercial portfolio in Caribbean banking.

CAPITAL MARKETS

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2010	July 31 2010	October 31 2009
Net interest income (1)	$692	$638	$721
Non-interest income	801	316	1,113
Total revenue (1)	$1,493	$954	$1,834
PCL	$(22)	$(9)	$220
Non-interest expense	933	674	826
Net income before income taxes and NCI in subsidiaries (1)	$582	$289	$788
Net income	$373	$201	$561

Revenue by business
Capital Markets Sales and Trading	$889	$415	$1,338
Corporate and Investment Banking	604	539	496

Selected average balances and other information
ROE	17.0%	9.2%	27.9%
RORC	19.3%	10.5%	32.2%
Average trading securities	$129,600	$133,300	$124,700
Specific PCL as a % of average net loans and acceptances	(0.31)%	(0.12)%	2.63%
Average loans and acceptances	29,000	29,200	33,200
Average deposits	103,400	95,900	91,300
		For the three months ended
Estimated impact of US$, British pound and Euro translation on key income statement items		Q4 2010 vs. Q3 2010	Q4 2010 vs. Q4 2009
Impact on income increase (decrease):
Total revenue		$-	$(50)
Non-interest expense		-	35
Net income		-	(10)
Percentage change in average US$ equivalent of C$1.00		1%	4%
Percentage change in average British pound equivalent of C$1.00		(3)%	8%
Percentage change in average Euro equivalent of C$1.00		(6)%	13%

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section on page 12 of our 2010 Annual Report to Shareholders.

Q4 2010 vs. Q4 2009

Net income of $373 million decreased $188 million from last year primarily due to lower trading results, partially offset by lower PCL and growth in our investment banking businesses. The strengthening of the Canadian dollar also contributed to the decrease.

Total revenue of $1,493 million decreased $341 million from the prior year, largely in our fixed income and U.S. based equity trading businesses. Trading revenue was negatively impacted by significantly lower client volumes resulting from sovereign debt concerns and regulatory uncertainty, and the tightening of credit and bid/ask spreads compared to strong trading results in the prior year. Strong revenue growth in most of our investment banking businesses, particularly in debt origination and mergers and acquisitions (M&A) in the U.S. and Europe partially offset the decrease.

During the current quarter, we had a recovery in PCL of $22 million, comprised of recoveries on a few large accounts that more than offset PCL in the quarter compared to PCL of $220 million in the prior year.

Non-interest expense increased $107 million largely due to higher costs in support of business growth and new regulatory requirements. In addition, there was a year-end adjustment recorded in the prior year which lowered last year’s fourth quarter variable compensation.

Q4 2010 vs. Q3 2010

Net income of $373 million increased $172 million from the prior quarter mainly reflecting higher trading revenue in our fixed income and U.S. based equity businesses. This included a gain of $99 million ($46 million after-tax and related compensation adjustments) on our U.S. subprime assets hedged with MBIA and a gain of $66 million ($23 million after-tax and related compensation adjustments) on our bank-owned life insurance stable value contracts (BOLI) as compared to losses in the prior quarter. Solid revenue growth in our investment banking business, particularly in debt origination and M&A, also contributed to the increase. These factors were partially offset by increased non-interest expense due to higher variable compensation and higher costs supporting business growth.

We had a recovery in PCL of $22 million comprised of recoveries on a few large accounts that more than offset PCL in the quarter, compared to a recovery of $9 million in the prior quarter.

CORPORATE SUPPORT

	As at or for the three months ended
(C$ millions)	October 31 2010	July 31 2010 (1)	October 31 2009 (1)
Net interest income (2)	$(279)	$(170)	$(132)
Non-interest income	70	48	(39)
Total revenue (2)	$(209)	$(122)	$(171)
PCL (3)	(24)	(38)	120
Non-interest expense	11	(12)	25
Net loss before income taxes and NCI in subsidiaries (2)	$(196)	$(72)	$(316)
Net income (loss)	$(62)	$47	$(181)
Securitization
Total securitizations sold and outstanding (4)	$31,503	$31,780	$32,685
New securitization activity in the period (5)	1,601	2,707	1,430

(1)	Certain amounts have been reclassified. For further details, refer to the How we measure and report our business segments section on page 12 of our 2010 Annual Report to Shareholders.
(2)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section on page 12 of our 2010 Annual Report to Shareholders. These amounts included the elimination of the adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended October 31, 2010 was $158 million (July 31, 2010 – $83 million, October 31, 2009 – $76 million).
(3)	PCL in Corporate Support primarily comprises the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and an amount related to the reclassification of certain AFS securities to loans recorded in the prior year. For further information, refer to the How we measure and report our business segments section on page 12 of our 2010 Annual Report to Shareholders.
(4)	Total securitizations sold and outstanding comprise credit card loans and residential mortgages.
(5)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the year. For further details, refer to Note 5 to our Consolidated Financial Statements on page 100 of our 2010 Annual Report to Shareholders. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Q4 2010

Net loss of $62 million included unfavourable tax adjustments, losses of $33 million ($23 million after-tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities, and losses of $21 million on both a before and after-tax basis attributed to an investment accounted for under the equity method.

Q3 2010

Net income was $47 million mainly due to a favourable income tax audit related to a prior year.

Q4 2009

Net loss of $181 million included losses of $182 million ($125 million after-tax) on our AFS portfolio, a general PCL of $156 million ($104 million after-tax), losses related to the change in fair value of certain derivatives used to economically hedge our funding activities, and losses of $31 million ($22 million after-tax) on fair value adjustments on certain RBC debt designated as HFT. These factors were partially offset by securitization gains inclusive of new and re-investment related activity, net of economic hedging activities, totaling $97 million ($67 million after-tax).

KEY PERFORMANCE AND NON-GAAP MEASURES

Additional information about our annual key performance and non-GAAP measures can be found under the “Key performance and non-GAAP measures” section on page 63 of our 2010 Annual Report to Shareholders.

Return on Equity and Return on Risk Capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

See our 2010 Annual Report to Shareholders for further information. The following table provides a summary of our ROE and RORC calculations.

	For the three months ended							For the three months ended
	October 31 2010							July 31 2010	October 31 2009
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total (2)

Net income available to common shareholders	$749	$168	$24	$(170)	$357	$(71)	$1,057	$1,211	$1,173

Average risk capital (2)	$6,700	$950	$1,300	$3,250	$7,350	$800	$20,350	$19,800	$17,900
add: Under/(over) attribution of capital	-	-	-	-	-	3,550	3,550	3,600	3,350
Goodwill and intangible capital	2,000	2,600	150	3,650	950	750	10,100	10,100	10,350
Average equity (3)	$8,700	$3,550	$1,450	$6,900	$8,300	$5,100	$34,000	$33,500	$31,600
ROE	34.1%	18.7%	6.6%	(9.7)%	17.0%	n.m.	12.3%	14.3%	14.7%
RORC	44.4%	70.9%	7.5%	(20.8)%	19.3%	n.m.	20.6%	24.3%	26.0%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section on page 50 of our 2010 Annual Report to Shareholders.
(3)	The amounts for the segments are referred to as attributed capital or Economic Capital. n.m. not meaningful

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP. As a result, these reported amounts and related ratios are not necessarily comparable with similar information disclosed by other financial institutions. We believe that excluding the items noted below should enhance the comparability of our financial performance compared to prior periods and will provide readers with a better understanding of management’s perspective on our Q4 2010, 2010 and 2009 performance.

	For the three months ended			For the year ended
(C$ millions, except per share and percentage amounts)	October 31 2010	July 31 2010	October 31 2009	October 31 2010	October 31 2009
Net income	$1,121	$1,276	$1,237	$5,223	$3,858
add: Loss on Liberty Life	$116	$-	$-	$116	$-
add: Goodwill impairment charge	-	-	-	-	1,000
Net Income excluding these items	$1,237	$1,276	$1,237	$5,339	$4,858
Diluted earnings per share (1)	$.74	$.84	.82	$3.46	$2.57
add: Loss on Liberty Life	$.08	-	-	$.08
add: Impact of goodwill impairment charge	-	-	-	-	.71
Diluted earnings per share excluding these items (1)	$.82	.84	.82	$3.54	$3.28
ROE (1)	12.3%	14.3%	14.7%	14.9%	11.9%
ROE excluding these items (1)	13.7%	14.3%	14.7%	15.3%	14.9%
(1)	Based on actual balances before rounding.

Consolidated Balance Sheets

(C$ millions)	October 31 2010 (1)	July 31 2010 (2)	October 31 2009 (1)

Assets

Cash and due from banks	$9,330	$9,056	$8,353

Interest-bearing deposits with banks	13,252	11,421	8,923

Securities
Trading	149,555	152,886	140,062
Available-for-sale	43,776	39,853	46,210
	193,331	192,739	186,272

Assets purchased under reverse repurchase agreements and securities borrowed	72,698	68,200	41,580

Loans
Retail	221,828	218,294	205,224
Wholesale	73,375	73,693	78,927
	295,203	291,987	284,151
Allowance for loan losses	(2,997)	(3,068)	(3,188)

	292,206	288,919	280,963

Other
Customers’ liability under acceptances	7,371	7,701	9,024
Derivatives	106,246	96,436	92,173
Premises and equipment, net	2,503	2,310	2,367
Goodwill	8,064	8,111	8,368
Other intangibles	1,930	2,021	2,033
Other assets	19,275	17,510	14,933
	145,389	134,089	128,898
	$726,206	$704,424	$654,989

Liabilities and shareholders’ equity

Deposits
Personal	$161,693	$159,783	$152,328
Business and government	247,197	240,357	220,772
Bank	24,143	18,835	25,204
	433,033	418,975	398,304
Other
Acceptances	7,371	7,701	9,024
Obligations related to securities sold short	46,597	46,706	41,359
Obligations related to assets sold under repurchase agreements and securities loaned	41,582	44,818	35,150
Derivatives	108,910	100,003	84,390
Insurance claims and policy benefit liabilities	10,750	10,139	8,922
Other liabilities	29,348	27,949	31,007
	244,558	237,316	209,852
Subordinated debentures	6,681	6,661	6,461
Trust capital securities	727	744	1,395
Non-controlling interest in subsidiaries	2,256	2,215	2,071

Shareholders’ equity
Preferred shares	4,813	4,813	4,813
Common shares (shares issued - 1,424,921,817; 1,423,744,006; and 1,417,609,720)	13,378	13,340	13,075
Contributed surplus	236	232	246
Treasury shares - preferred (shares held - 86,400; 79,500; and 64,600)	(2)	(2)	(2)
- common (shares held - 1,719,092; 1,545,674; and 2,126,699)	(81)	(71)	(95)
Retained earnings	22,706	22,361	20,585
Accumulated other comprehensive (loss)	(2,099)	(2,160)	(1,716)
	38,951	38,513	36,906
	$726,206	$704,424	$654,989

(1)	Derived from audited financial statements.
(2)	Unaudited.

Consolidated Statements of Income

	For the three months ended (1)			For the year ended (2), (3)
(C$ millions)	October 31 2010	July 30 2010	October 31 2009 (3)	October 31 2010	October 31 2009

Interest income
Loans	$3,476	$3,300	$3,350	$13,370	$13,539
Securities	1,186	1,190	1,276	4,770	5,946
Assets purchased under reverse repurchase agreements and securities borrowed	155	128	126	474	931
Deposits with banks	22	14	14	59	162

	4,839	4,632	4,766	18,673	20,578

Interest expense
Deposits	1,433	1,225	1,288	5,091	6,762
Other liabilities	542	583	516	2,298	1,925
Subordinated debentures	81	76	86	307	350
	2,056	1,884	1,890	7,696	9,037
Net interest income	2,783	2,748	2,876	10,977	11,541

Non-interest income
Insurance premiums, investment and fee income	1,707	1,759	1,565	6,174	5,718
Trading revenue	315	(243)	876	1,315	2,750
Investment management and custodial fees	458	448	424	1,778	1,619
Mutual fund revenue	410	388	334	1,571	1,400
Securities brokerage commissions	305	313	345	1,271	1,358
Service charges	373	362	374	1,453	1,449
Underwriting and other advisory fees	337	295	339	1,193	1,050
Foreign exchange revenue, other than trading	165	176	179	614	638
Card service revenue	129	133	165	524	732
Credit fees	157	158	133	627	530
Securitization revenue	206	214	177	764	1,169
Net (loss) gain on available-for-sale securities	(15)	(14)	(192)	34	(630)
Other	(128)	90	(136)	35	(218)
Non-interest income	4,419	4,079	4,583	17,353	17,565
Total revenue	7,202	6,827	7,459	28,330	29,106
Provision for credit losses	432	432	883	1,861	3,413
Insurance policyholder benefits, claims and acquisition expense	1,423	1,459	1,322	5,108	4,609

Non-interest expense
Human resources	2,249	2,000	2,142	8,824	8,978
Equipment	257	252	235	1,000	1,025
Occupancy	283	259	267	1,053	1,045
Communications	226	186	196	813	761
Professional fees	211	165	170	644	559
Outsourced item processing	70	69	72	290	301
Amortization of other intangibles	135	123	123	500	462
Other	387	323	401	1,269	1,427
	3,818	3,377	3,606	14,393	14,558
Goodwill impairment charge	-	-	-	-	1,000

Income before income taxes	1,529	1,559	1,648	6,968	5,526
Income taxes	381	257	389	1,646	1,568

Net income before non-controlling interest	1,148	1,302	1,259	5,322	3,958
Non-controlling interest in net income of subsidiaries	27	26	22	99	100
Net income	$1,121	$1,276	$1,237	$5,223	$3,858

Preferred dividends	(64)	(65)	(64)	(258)	(233)
Net income available to common shareholders	$1,057	$1,211	$1,173	$4,965	$3,625

Average number of common shares (in thousands)	1,422,565	1,421,777	1,413,644	1,420,719	1,398,675
Basic earnings per share (in dollars)	$.74	$.85	$.83	$3.49	$2.59

Average number of diluted common shares (in thousands)	1,434,353	1,434,379	1,428,409	1,433,754	1,412,126
Diluted earnings per share (in dollars)	$.74	$.84	$.82	$3.46	$2.57

Dividends per share (in dollars)	$.50	$.50	$.50	$2.00	$2.00

(1)	Unaudited
(2)	Derived from audited financial statements.
(3)	We reclassified the income statement impact of certain financial instruments held by Corporate Support for funding purposes in order to better reflect management’s intention for those instruments. Comparative information has been reclassified. Refer to Note 1 to our 2010 Annual Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the three months ended (1)			For the year ended (2)
(C$ millions)	October 31 2010	July 31 2010	October 31 2009	October 31 2010	October 31 2009
Comprehensive income
Net income	$1,121	$1,276	$1,237	$5,223	$3,858
Other comprehensive income, net of taxes
Net unrealized gains on available-for-sale securities	134	131	309	441	662
Reclassification of (gains) losses on available-for-sale securities to income	(1)	(79)	134	(261)	330
Net change in unrealized gains on available-for-sale securities	133	52	443	180	992
Unrealized foreign currency translation gains (losses)	(137)	414	103	(1,785)	(2,973)
Reclassification of (gains) losses on foreign currency translation to income	(3)	-	-	(5)	2
Net foreign currency translation (losses) gains from hedging activities	109	(353)	(124)	1,479	2,399
Foreign currency translation adjustments	(31)	61	(21)	(311)	(572)
Net (losses) gains on derivatives designated as cash flow hedges	(100)	(222)	5	(334)	156
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	59	32	(13)	82	(38)
Net change in cash flow hedges	(41)	(190)	(8)	(252)	118
Other comprehensive (loss) income	61	(77)	414	(383)	538
Total comprehensive income	$1,182	$1,199	$1,651	$4,840	$4,396

Consolidated Statements of Changes in Shareholders’ Equity
(C$ millions)	October 31 2010	July 31 2010	October 31 2009	October 31 2010	October 31 2009
Preferred shares
Balance at beginning of period	$4,813	$4,813	$4,813	$4,813	$2,663
Issued	-	-	-	-	2,150
Balance at end of period	4,813	4,813	4,813	4,813	4,813

Common shares
Balance at beginning of period	13,340	13,331	12,864	13,075	10,384
Issued	38	9	211	303	2,691
Balance at end of period	13,378	13,340	13,075	13,378	13,075

Contributed surplus
Balance at beginning of period	232	228	238	246	242
Renounced stock appreciation rights	-	-	(2)	-	(7)
Stock-based compensation awards	-	1	-	(9)	(11)
Other	4	3	10	(1)	22
Balance at end of period	236	232	246	236	246

Treasury shares - preferred
Balance at beginning of period	(2)	(1)	(1)	(2)	(5)
Sales	3	1	3	8	13
Purchases	(3)	(2)	(4)	(8)	(10)
Balance at end of period	(2)	(2)	(2)	(2)	(2)

Treasury shares - common
Balance at beginning of period	(71)	(84)	(97)	(95)	(104)
Sales	1	13	5	64	59
Purchases	(11)	-	(3)	(50)	(50)
Balance at end of period	(81)	(71)	(95)	(81)	(95)

Retained earnings
Balance at beginning of period	22,361	21,860	20,120	20,585	19,816
Transition adjustment - Financial instruments	-	-	-	-	66
Net income	1,121	1,276	1,237	5,223	3,858
Preferred share dividends	(64)	(65)	(64)	(258)	(233)
Common share dividends	(712)	(710)	(708)	(2,843)	(2,819)
Issuance costs and other	-	-	-	(1)	(103)
Balance at end of period	22,706	22,361	20,585	22,706	20,585

Accumulated other comprehensive (loss) income
Transition adjustment - Financial instruments	59	59	59	59	59
Unrealized gains and losses on available-for-sale securities	104	(29)	(76)	104	(76)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,685)	(1,654)	(1,374)	(1,685)	(1,374)
Gains and losses on derivatives designated as cash flow hedges	(577)	(536)	(325)	(577)	(325)
Balance at end of period	(2,099)	(2,160)	(1,716)	(2,099)	(1,716)
Retained earnings and Accumulated other comprehensive income	20,607	20,201	18,869	20,607	18,869

Shareholders’ equity at end of period	$38,951	$38,513	$36,906	$38,951	$36,906

(1)	Unaudited.
(2)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and medium-term objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management and Overview of other risks section; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2010 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2010 Annual Report to Shareholders, Annual Report on Form 40-F (Form 40-F) and Annual Information Form on our website at rbc.com/investorrelations. Shareholders may request a hard copy of our 2010 Annual Report and 2010 Form 40-F free of charge by contacting Investor Relations at (416) 955-7802. Our 2010 Form 40-F will be filed with the SEC.

Quarterly conference call and webcast presentation

Our conference call is scheduled for Friday, December 3, 2010 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2010 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 1853457#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EST) on December 3 until March 3, 2011 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 3186032#).

Media Relations Contact

Katherine Gay, VP & Head, Corporate Communications, katherine.gay@rbc.com, 416-974-6286 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Gillian McArdle, Head, Media & Public Relations, gillian.mcardle@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 79,000 full- and part-time employees who serve close to 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 50 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this release, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.